

June 6, 2017

Mr. David Zalman
Chief Executive Officer
Prosperity Bancshares, Inc.
4295 San Felipe
Houston, Texas 77027

> **Re: Prosperity Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 8-K Filed April 26, 2017**
> **File No. 001-35388**

Dear Mr. Zalman:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K, filed April 26, 2017

Exhibit 99.1

1. We note your discussion and presentation of numerous non-GAAP financial metrics that exclude the impact of purchase accounting on page 2 and page 11. It appears that disclosing financial metrics excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which results in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Therefore, in future filings, please do not disclose non-GAAP financial metrics that exclude the impact of purchase accounting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services